December 12, 2022

VIA EDGAR

Ms. Jenifer Gallagher

Mr. Karl Hiller

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pixelworks, Inc.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 9, 2022

File No. 000-30269

Dear Ms. Jenifer Gallagher and Mr. Karl Hiller:

Pixelworks, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 7, 2022, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated November 7, 2022, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Risk Factors

Company Specific Risks, page 18

1.

We note that you have proposed some disclosures to address the China Based Issuer sample comments referenced in prior comment two, although some applicable disclosure points are not clearly represented in your intended disclosures.

Please address the specific language utilized for each disclosure point among sample comments 2, 4, 5, 7, 8, 9, 14 and 15, by either proposing incremental disclosures, identifying disclosures that you believe are specifically responsive, or explaining to us why you believe a disclosure point is inapplicable.

Please clarify the manner by which disclosures responsive to these concerns will appear within the Risk Factors section that begins on page 17 and be represented among the list of Risk Factors on page 2, where we believe that you should segregate and differentiate risks associated with having operations in China.

Response:

The specific language the Company plans to use for each disclosure point from sample comments 2, 4, 5, 7, 8, 9, 14 and 15, or the fact that the Company believes such disclosure point to be inapplicable, is set forth on Appendix A to this response letter.

The Company respectfully advises the Staff that it intends to segregate and differentiate its risks associated with having operations in China by including the risk factor language indicated in the chart attached on Appendix A within the Risk Factors section in a new section entitled “Risks Related to Our Operations in China” and will further represent this disclosure in the Summary Risk Factor section of its next annual report on Form 10-K. The Company further advises the Staff that the Company’s risk factors previously listed under the Section “Risks Related to Our Strategic Plan and STAR Market Listing” will also be included within this new category of risk factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 40

2.

We note your response to prior comment three indicating that you intend to provide disclosure to clarify whether the pandemic and shortages in the global semiconductor business have adversely effected [sic] your key suppliers and manufacturing partners, how these may have also effected [sic] your outlook and business goals, and to discuss the extent to which your results of operations and capital resources have been impacted.

You were also asked to discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.

Please submit the specific disclosures that you propose to address and clarify these concerns. We reissue prior comment three.

Response:

The Company’s planned disclosures to address and clarify the concerns raised by the Staff in Comment #2 are set forth below. The Company also respectfully advises the Staff that these concerns have not affected the Company’s ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.

Revised disclosure:

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the virus continues to exist in areas where we operate and sell our products and services. In response to the COVID-19 pandemic, many state governments in the U.S. and abroad issued restrictive orders, including “shelter in place” or “stay at home” orders, that have restricted their residents from leaving their homes or returning to work. Since March 2022, various cities in China have imposed lockdowns in response to China’s “zero-COVID” policy, leading to weaker consumer demand which has had, and we anticipate may continue to have, an adverse impact on China’s economy, on our customers and on our business. For example, demand in our mobile market was down during the second half of 2022, which we believe was largely attributable to the imposed lockdowns in China. More recently, China announced a relaxation of its “zero-COVID” policies, which increases the risk of large outbreaks of COVID-19 in China, which could have an adverse impact on China’s economy, on our customers and on our business.

The spread of COVID-19 has caused us to modify our business practices, including implementing work-from-home policies and limiting travel by our employees. Our Shanghai and Shenzhen offices have been alternating between full in-person staffing and remote staffing as local ordinances continue to change in response to new outbreaks. Outbreaks and various strict actions by the Chinese government in response have impacted and will continue to impact the ability of our sales team in China to make in-person sales calls to current and potential customers at the same volume as they did prior to the outbreak of the pandemic. However, our offices and supply chain partners in Taiwan, and our offices in Japan and North America are fully operational. Additionally, the Company has, in the past and may continue, in the future, to take certain mitigation measures. For example, and as previously reported, in 2020 the Company implemented several cost-saving measures, including reductions in executive salaries, elimination of bonus programs, and hiring freezes. Since then, the Company has carefully monitored its costs in light of the uncertainty caused by the pandemic.

COVID-19 has, and may continue to, negatively affect the operations of our suppliers and customers, as their own workforces and operations are disrupted by the pandemic, which could result in the interruption of our distribution system, temporary or long-term disruption in our supply chains, or delays in the delivery of our product. While the Company experienced some mild supply chain disruption in the first quarter of 2022, to date, these concerns do not materially affect the Company’s outlook or business goals, and the Company is not experiencing disruption in its supply chain or delays in in the delivery of its products.

While we expect the impacts of COVID-19 to be temporary, the disruptions caused by the virus has negatively affected our revenue and results of operations since its outbreak.

The future impact of the pandemic on our business, as well as the business of our suppliers and customers, and the additional measures that may be needed in response to it, including any new cost-saving measures, will depend on many factors beyond our control and knowledge. We will continually monitor the situation to determine what actions may be necessary or appropriate to address the impact of the pandemic, which may include actions mandated or recommended by federal, state or local authorities.

Results of Operations, page 42

3.

We note your response to prior comment four including sample disclosure based on the results for 2021 compared to 2020, indicating that revenues for the Mobile and Projector key market segments increased to $19.4 million and $29.7 million, respectively, and together represent about 97% of IC sales revenues for 2021.

Given the revisions proposed in response to prior comment one, we understand that IC sales to the Video Delivery market segment represents the other 3%; and that the balance of revenues to this market segment plus those to the Cinema market segment account for all of the service revenues. Please clarify whether this is correct.

Please include volumetric measures of products sold, disclose the extent to which changes in revenues for the key market segments are attributable to changes in volumes and changes in prices, and discuss the reasons for material changes as previously requested.

Provide us with a schedule including volumetric metrics of the key products sold in each key market segment, along with the revenues ascribed for each quarter covered by your annual and subsequent interim reports, reconciled to the consolidated amounts, along with an explanation of how your have considered these details for disclosure.

Response:

The Company confirms that 100% of its revenue is derived from (1) sales of integrated circuits (IC Sales) into the mobile, projector and video delivery markets and (2) engineering services, license revenue and other in the mobile, video delivery and cinema markets.

With respect to the Staff’s request for additional disclosure in its results of operations, the Company would note that it has considered the requirements of Item 303(a) of Regulation S-K which calls for the following disclosure, with materiality as the overarching principle:

•	Material information relevant to an assessment of the financial condition and results of operations of the registrant

•

Material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be indicative of future operating results or of future financial condition

•

The material financial and statistical data that the registrant believes will enhance a reader’s understanding of the registrant’s financial condition, cash flows and other changes in financial condition, and results of operations

Additionally, the Company has considered the requirements of Item 303(b) to describe the significant components of revenue or expenses that, in the registrant’s judgment, would be material to an understanding of the registrant’s results of operations, as well as the requirement to describe, where there are material changes in line items period to period, the underlying reasons for these changes in quantitative and qualitative terms. Finally, the Company has also considered Item 303(b)(2) which states that if the statement of comprehensive income presents material changes from period to period in net sales or revenue, if applicable, describe the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services.

After considering these requirements in detail, including the general focus on materiality, the Company’s revised disclosure, which is presented using information for the three and nine-month period ended September 30, 2022, is set forth below.

The Company believes it is providing quantitative information necessary for an understanding of the Company’s results of operations from management’s perspective by: (a) providing a revenue breakdown between the Company’s revenue categories of IC Sales and Engineering services, license revenue and other, and (b) within IC Sales, including additional quantitative information regarding the amount and percentage change of revenue within the three applicable target markets. The Company recognizes the Staff has requested that the Company include a “volumetric measure” of products sold, such as number of units sold within each target market, but does not believe such disclosure is either required by Item 303 of Regulation S-K, nor material to an understanding of the Company’s results of operations.

The Company believes it is providing the qualitative information necessary for an understanding of the Company’s results of operations from management’s perspective by providing additional detail about the underlying reasons for any material changes within IC Sales, by target market, as well as noting, where applicable, whether the changes, if material, were attributable to changes in prices or to changes in volume of goods/services sold, each, if applicable.

Revised disclosure:

Revenue, net

Net revenue for the three and nine months ended September 30, 2022 and 2021, was as follows (dollars in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
Revenue, net	$17,552	$15,196	16%	$53,258	$38,516	38%

Revenue recorded in the third quarter of 2022 consisted of $17.2 million in revenue from the sale of integrated circuit (“IC”) products and $0.4 million in revenue related to engineering services, license revenue and other. Revenue recorded in the third quarter of 2021 consisted of $14.3 million in revenue from the sale of IC products and $0.8 million in revenue related to engineering services, license revenue and other.

Revenue from the sale of IC products increased 20% compared to the third quarter of 2021, due to an increase in units sold and a change in product mix. Specifically:

•	Sales into the mobile market increased $1.6 million or 36%, due to a change in product mix as more customers transitioned to newer generation product offerings

•	Sales into the projector market increased $0.9 million or 10%, due to an increase in units sold due to higher customer demand

•	Sales into the video delivery market increased $0.4 million or 38%, primarily due to a change in product mix

Revenue from the sale of IC products increased 45% compared to the first nine months of 2021, due to an increase in units sold and a change in product mix. Specifically:

•

Sales into the mobile market increased $6.9 million or 59%, primarily due to an increase in units sold driven by increased customer demand and by a change in product mix as more customers transitioned to newer generation product offerings

•	Sales into the projector market increased $5.7 million or 26%, primarily due to a change in product mix

•	Sales into the video delivery market increased $3.7 million or 132%, primarily due to an increase in units sold and also due a change in product mix

Financial Statements

Note 7—Revenue Recognition, page 69

4.

We understand from your response to prior comment five that you would rather not disclose IC Sales for the four key market segments identified on page 8, notwithstanding the criteria in FASB ASC 606-10-55-89 through 55-91.

However, as previously noted, you routinely discuss revenues in terms of your target markets, to include disclosures in investor presentations, earnings releases, conference calls, and MD&A. In your response to prior comment four you include draft revisions that specify revenues for the Mobile and Projector markets, and in your response to prior comment six, you confirm that your chief operating decision maker is routinely provided a breakdown of historical revenue and forecasted revenue for these target markets.

We also note that in your August 2022 Investor Presentation, you identify the Home and Enterprise markets as “Mature business lines [that] fund Mobile & [Cinema’s] TrueCut growth initiatives” and indicate that growth in the Mobile segment is “contributing increased portion of total revenue mix” from 36% in 2021 to 39% in the second quarter of 2022. You identify and characterize drivers of the Mobile segment as being “Fueled by massive platform and content ecosystems.” You also disclose the revenue mix for Mobile/Cinema’s TrueCut and Projector/Video Delivery for the last four fiscal years and subsequent interim period, along with a target revenue mix that aims to further increase the significance of your growth markets to 60% with total revenues of $100 million.

We continue to believe that you will need to disclose revenues for each of your key market segments to comply with FASB ASC 606-10-50-5, or to provide clarifying disclosure in the event that revenues for any of these markets are not material. Please submit the revisions that you propose to address these concerns.

Response:

The revisions the Company proposes to use going forward to address these concerns, which is presented using information for the three and nine-month period ended September 30, 2022, are included in bold below:

Revised disclosure:

NOTE 5: REVENUE

Revenue is recognized when control of the promised good or service is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our principal revenue generating activities consist of the following:

Product Sales - We sell integrated circuit products, also known as “chips” or “ICs”, based upon a customer purchase order, which includes a fixed price per unit. ICs are sold into three target end markets: projector, mobile and video delivery. We have elected to account for shipping and handling as activities to fulfill the promise to transfer the goods, and not evaluate whether these activities are promised services to the customer. We generally satisfy our single performance obligation upon shipment of the goods to the customer and recognize revenue at a point in time upon shipment of the underlying product.

Our shipments are subject to limited return rights subject to our limited warranty for our products sold. In addition, we may provide other credits to certain customers pursuant to price protection and stock rotation rights, all of which are considered variable consideration when estimating the amount of revenue to recognize. We use the “most likely amount” method to determine the amount of consideration to which we are entitled. Our estimate of variable consideration is reassessed at the end of each reporting period based on changes in facts and circumstances. Historically, returns and credits have not been material.

Engineering Services – We enter into contracts for professional engineering services that include software development and customization. We identify each performance obligation in our engineering services agreements (“ESAs”) at contract inception. The ESA generally includes project deliverables specified by the customer. The performance obligations in the ESA are generally combined into one deliverable, with the pricing for services stated at a fixed amount. Services provided under the ESA generally result in the transfer of control over time. We recognize revenue on ESAs based on the proportion of labor hours expended to the total hours expected to complete the contract performance obligation. ESAs could include substantive customer acceptance provisions. In ESAs that include substantive customer acceptance provisions, we recognize revenue upon customer acceptance.

License Revenue – On occasion, we derive revenue from the license of our internally developed intellectual property (“IP”). Additionally, for certain IP license agreements, royalties are collected as customers sell their own products that incorporate our IP. IP licensing agreements that we enter into generally provide licensees the right to incorporate our IP components in their products with terms and conditions that vary by licensee. Fees under these agreements generally include license fees or royalty fees relating to our IP and support service fees, resulting in two performance obligations. We evaluate each performance obligation, which generally results in the transfer of control at a point in time for the license fee and over time for support services. Royalties are recognized as revenue is earned, generally when the customer sells its products that incorporate our IP.

Other – From time-to-time, we enter into arrangements for other revenue generating activities, such as providing technical support services to customers through technical support agreements. In each circumstance, we evaluate such arrangements for our performance obligations which generally results in the transfer of control for such services over time. Historically, such arrangements have not been material to our operating results.

The following table provides information about disaggregated revenue based on the preceding categories, with IC sales disaggregated further into net revenue from external customers for each group of similar products, for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
IC sales	$17,188	$14,347	$52,337	$36,038
Engineering services, license and other	364	849	921	2,478

Total revenues	$17,552	$15,196	$53,258	$38,516

IC Sales by end market:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Projector market	$9,909	$9,012	$27,233	$21,585

Mobile market	5,738	4,216	18,518	11,615

Video delivery market	1,541	1,119	6,586	2,838

Total IC sales	$17,188	$14,347	$52,337	$36,038

For segment information, including revenue by geographic region, see “Note 10: Segment Information”.

Our contract balances include accounts receivable and deferred revenue. For information concerning these contract balances, see “Note 2: Balance Sheet Components”.

Payment terms and conditions for goods and services provided vary by contract; however, payment is generally required within 30 to 60 days of invoicing.

We have not identified any material costs incurred associated with obtaining a contract with a customer which would meet the criteria to be capitalized, therefore, these costs are expensed as incurred.

There is no amount of transaction price allocated to unsatisfied performance obligations with an original expected duration of greater than one year.

***

If you have any questions or comments, please do not hesitate to contact me directly at (503) 601 - 4540.

Very truly yours,

Pixelworks, Inc.

/s/ Haley F. Aman
Haley F. Aman
Chief Financial Officer

Copy to:

Todd A. DeBonis, Pixelworks, Inc.

Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP

Ryan Teed, Armanino LLP

Appendix A

Pixelworks – China Risk Disclosure Chart

#	Sample Comment Letter Language	Proposed Risk Factor Disclosure
2	Disclose legal and operational risks associated with being based in or having the majority of the company’s operations in China, and whether these risks could materially change operations and/or value of securities. Disclosure should address how recent statements and regulatory actions by China’s gov’t have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

We face additional risks associated with our operations in China, including the risk of changes in China’s political, economic or social conditions or changes in U.S.-China relations, as well as liquidity risks, any of which may adversely and materially affect our results of operations, financial position and value of our securities.

We have, and expect to continue to have, significant operations in China as our Chinese subsidiary, PWSH, is a full profit-and-loss center underneath the Company for the mobile, projector, and video delivery businesses. The economy of China differs from the economies of the United States in important respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation, foreign currency flows and balance of payments position, among others. There can be no assurance that China’s economic policies will be consistent or effective and because a significant portion of our operations are in China, our results of operations, financial position and value of our securities may be materially harmed by changes in China’s political, economic or social conditions. Additionally, the political and economic relationship between the U.S. and China is uncertain, and any changes in policy as a result may adversely affect our business. For example, recent statements and actions by the United States regarding the export of certain semiconductor technology, although not applicable to our technology or products, could result in responsive actions taken by China that could adversely impact our operations, financial position, or the value of our securities.

In addition, the Company faces certain liquidity risks from its operations in China. PWSH has, in the past, and may decide in the future, to sell shares of its stock, such as in a private placement similar to that which closed in August 2021, in an initial public offering on a stock exchange located in China, such as the STAR Market in Shanghai, or otherwise. In addition, PWSH may, in the future, become profitable. Any proceeds raised or generated by PWSH are subject to certain PRC laws and regulations that may make it difficult, if not impossible, for the Company to use such proceeds to fund its operations outside of China. For example, China’s government imposes control over the convertibility of RMB into foreign currencies, which can cause difficulties converting cash held in RMB to other currencies. It is therefore unlikely that funds raised or generated by PWSH will be readily distributable to the Company or its U.S. shareholders. Additionally, cash is transferred through the Company between entities through settling cash owed between one entity and another, for example for services rendered, through intercompany agreements. While currently the Company has been able to settle cash owed between PWSH and other entities within the Company, PRC laws and regulations could change so as to make it more difficult, if not impossible, to make such transfers in the future, which in turn would adversely affect our results of operations.

We face legal and operational risks related to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws, required approvals and permissions, and regulations in China, which could adversely affect us and limit the legal protections available to the Company and its stockholders, as well as materially and adversely affect our business and value of our securities.

While the overall effect of legislation over the past two decades has significantly enhanced the protections afforded to various foreign investments in China, China has not developed a fully integrated legal system based on the rule of law, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Because the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to the Company. Uncertainties due to evolving laws and regulations could also impede the ability of an entity based in China, such as PWSH, to obtain or maintain permits or licenses required to conduct business in China. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. In addition, China’s legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may also impede our ability to enforce the contracts entered into by PWSH and could materially and adversely affect our business and results of operations.

The PRC government at times will exercise significant oversight and discretion over the conduct of business in the PRC and may intervene or influence business operations as the government deems appropriate to further regulatory, political and societal goals. PWSH is required to obtain certain permits and licenses from certain PRC government agencies to operate businesses in China, such as business licenses from the State Administration for Market Regulation (“SAMR”), registrations with PRC tax authorities, filings with PRC customs for carrying out export and import business activities and registrations with China’s State Administration of Foreign Exchange (SAFE) for the ability to receive funds from offshore entities and transfer funds to offshore entities. We are not currently required to obtain permissions or approvals from the Cyberspace Administration of China (“CAC”) or China Securities Regulatory Commission (“CSRC”), but would need to obtain approval from CSRC if PWSH applies for a listing on The Shanghai Exchange’s Science and Technology Innovation Board, known as the STAR Market (the “Listing”), and as a listed company PWSH would continue to be subject to CSRC rules and regulations. As of the date of this report, PWSH has obtained the required business licenses from the SAMR and complied with registration and filing requirements of other Chinese government agencies, and has not been denied such registrations or filings by any PRC authority, however, if we do not receive or maintain the necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations or interpretations change and we become required to obtain such permissions or approvals in the future and we fail to do so, we may be subject to investigations, fines, penalties, suspensions in operations, or other punitive action which could result in a material adverse change in our PRC operations and our results of operation, which in turn could cause our stock price to be materially and adversely affected.

Additionally, rules and regulations in China can change quickly and with little advance notice. For example, the PRC government has recently initiated a series of regulatory actions and made a number of public statements on the regulation of businesses in China with little advance notice, including enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. While we do not believe we are subject to these regulatory actions or statements, as we have not implemented the kind of monopolistic behavior that is the target of these rules, and our business does not involve large-scale collection of user data, implicate cybersecurity, or involve any other type of restricted industry, and therefore these regulatory actions and statements do not impact our ability to conduct our business, accept foreign investments into PWSH, or list our PWSH shares on the STAR Market, there is no guarantee that the PRC government will refrain from releasing regulations or policies regarding the Company’s industry that could adversely affect our business, financial condition, results of operations or ability to list PWSH shares on the STAR market.

The STAR Market is relatively new, and as a result, it is difficult to predict the effect of the proposed Listing, which may in turn negatively affect the price of our common stock on the Nasdaq Global Market.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on that market began in July 2019. No assurance can be given regarding the effect of the Listing on the market price of PWSH shares or on the price of the Company’s common stock on the Nasdaq Global Market. The market price of the PWSH shares and Pixelworks common stock may be volatile or may decline for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the proposed Listing.

2	Disclose whether company’s auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect the company.	Not applicable to Armanino LLP.

4	(i) Describe how cash is transferred through the company; (ii) Disclose intentions to distribute earnings or settle amounts owed under VIE agreements; state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable; (iii) Provide cross references to condensed consolidating schedule and the consolidated financial statements.	(i) See the first Sample Comment #2 response how cash is transferred through the company. (ii) Not applicable. The Company is not a VIE. (iii) Not applicable. The Company is not a VIE.

5	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.	Not applicable. The Company is not a VIE.

5	Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements.	Not applicable. The Company is not a VIE.

5	Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.	Not applicable. The Company is not a VIE but an operating company in the United States that has operations in China, including a subsidiary. The Company’s shares are traded on Nasdaq.

5	Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.	Not applicable. The Company is not a VIE.

5

Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Not applicable. The Company is not a VIE.
7	In summary RFs, disclose risks that the company’s corporate structure and being based in or having the majority of the company’s operations in China poses to investors. Describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks.	See the first Sample Comment #2 response.

e.g., Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations.

7	Acknowledge risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If we are unable to implement our strategy to expand our PRC operations, including the positioning of our subsidiary to qualify and seek an initial public offering on the STAR Market, our ability to access capital, customers, and talent in China could suffer, which in turn may materially and adversely affect our worldwide growth and revenue potential.

In August 2021 we announced our strategic plan to transform our existing subsidiary, Pixelworks Semiconductor Technology (Shanghai) Co., Ltd (“PWSH”) into a profit center for our mobile, projector, and video delivery businesses to improve our access to capital, customers, and talent in China. As part of this strategic plan, we intend to qualify PWSH to file an application for an initial public offering on the Shanghai Stock Exchange’s Science Technology Innovation Board, known as the STAR Market (the “Listing”) to further improve our access to capital markets and to fund growth. We may not be successful in the implementation of our strategic plan, and we may not be able to complete the Listing for a number of reasons, including those related to the risks we face associated with our operations in China as detailed separately above, many of which are outside our control. With respect to the Listing, PWSH must succeed in obtaining PRC governmental approvals required to permit the Listing, and one or more of those approvals may be denied, or significantly delayed, by the PRC regulators for reasons outside our control or unknown to us, or may be conditioned on requirements that we deem would result in an undue burden or material adverse impact on our business. Similarly, the Listing application may be denied or delayed by the Shanghai Stock Exchange in its discretion. Further, the COVID-19 outbreak, the tensions between the United States and China, or other geopolitical forces, including war, could negatively impact our currently planned projects and investments in the PRC, including the Listing.

8	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors.	See the first Sample Comment #2 response regarding permissions or approvals generally, and the second Sample Comment #7 response regarding approvals needed for the Listing.

8	State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.	See the first Sample Comment #2 response regarding permissions and approvals, specifically those related to CSRC and CAC.

8	Describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.	See the first Sample Comment #2 response.

9	Describe how cash is transferred through the company.	See the first Sample Comment #4 response.

9	Disclose intentions to distribute earnings or settle amounts owed under the VIE agreements.	Not applicable. The Company is not a VIE.

9	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.	Not applicable. The Company is not an VIE.

9	Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.	See the first Sample Comment #2 response regarding liquidity risks.

14	Highlight risk that the Chinese gov’t may intervene or influence operations at any time, which could result in a material change in operations and/or the value of the securities being registered, and given recent statements by the Chinese government indicating an intent to	See the first Sample Comment #2 response.

exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge risk that any such action by the Chinese gov’t could limit company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

15	Explain how greater oversight by the Cyberspace Administration of China (CAC) impacts the company’s business and its offering, and to what extent the company believes it is compliant with CAC’s regulations and policies.	See the first Sample Comment #2 response regarding CAC.